May 21, 2019

C. Timothy Trenary
Chief Financial Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, Ohio 43054

       Re: Commercial Vehicle Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 11, 2019
           File No. 001-34365

Dear Mr. Trenary:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Note 2. Significant Accounting Policies, page 49

1. We note your disclosure at the top of page 50 that inventories are valued at the lower of first-in, first-out cost or market. Please tell us, and revise to disclose, how your measurement of inventory conforms to the requirements in ASC 330-10-35-1B which indicates that inventory measured using any method other than LIFO or the retail inventory method (for example, inventory measured using first-in, first-out (FIFO) or average cost) shall be measured at the lower of cost and net realizable value. See
      Accounting Standards Update No. 2015-11.
Note 10. Segment Reporting and Geographic Locations, page 63

2. We note from your disclosure on page 14 that sales to A.B. Volvo, Daimler and PACCAR accounted for approximately 19%, 16% and 11% of your revenue in 2018. Please note that if you have revenues from transactions with any customer that amounts to 10 percent
 C. Timothy Trenary
Commercial Vehicle Group, Inc.
May 21, 2019
Page 2
         or more of your total revenues, your notes to the financial statements should disclose that fact, the total amount of revenue from each such customer, and the segment reporting the revenue. See guidance in ASC 280-10-50-42. Please revise accordingly. Also, to the extent that your revenue from any country outside the United States is more than 10% of your total revenue, please revise to separate disclose the revenue from that foreign country. See ASC 280-10-50-41.
Note 17. Quarterly Financial Data (Unaudited) , page 73

3. Please revise to include disclosure of any unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years that have effected your results such as income tax adjustments due to the TCJA, restructuring charges, impairments, etc. See Item 302(A)(a)(3) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameC. Timothy Trenary                           Sincerely,
Comapany NameCommercial Vehicle Group, Inc.
                                                               Division of
Corporation Finance
May 21, 2019 Page 2                                            Office of
Transportation and Leisure
FirstName LastName